MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Third Quarter Ended

September 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or “the Company”) should be read in conjunction with the accompanying interim condensed consolidated financial statements for the three and nine months ended September 30, 2011 which is available on the SEDAR website at www.sedar.com. The financial statements are prepared in accordance with International Accounting Standard 34,”Interim Financial Reporting” (“IAS 34”). Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. This MD&A contains “forward-looking statements” that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollar unless otherwise noted. This MD&A has been prepared as of November 4, 2011.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC under the symbol “AZC”.

Cautionary Statement on Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward-looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of the Business

Augusta and its wholly-owned subsidiary, Rosemont Copper Company (“RCC”), are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s main asset is the Rosemont copper project (“Rosemont”) which is currently in the permitting stage. The U.S. Forest Service (“USFS”) published the draft Environmental Impact Statement (“DEIS”) for public comment on October 13, 2011. A Record of Decision (“ROD”)

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

is expected to be issued in 2012. Rosemont is expected to be one of the largest copper mines in the United States, accounting for approximately 10% of total U.S. copper production.

The Rosemont property is comprised of approximately 15,000 acres (6,070 hectares) of patented and unpatented claims and fee land in addition to approximately 15,000 acres (6,070 hectares) of leased grazing ranchland. Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Corporate Developments

On October 13, 2011, the DEIS for the Rosemont project was published by the USFS and is available on the USFS website. The formal Notice of Availability (“NOA”) was issued on October 19, 2011 and the first public meeting will be held on November 12, 2011. The NOA initiates the final 90-day public comment period. A total of six public meetings will be held in the local Tucson and Pima County area between November 12, 2011 and January 12 2012.

On October 7, 2011, the Company filed a Notice of Appeal of the September 30, 2011 decision by the Pima County Air Quality Control District (“AQCD”) to deny the Rosemont air permit application. The Company believes the action by the AQCD is arbitrary and capricious. A hearing with the Pima County Hearing Board is expected in November 2011 and a decision is expected to be rendered by the end of December 2011.

On September 30, 2011, the Pima County AQCD issued a denial of the Rosemont air permit application just weeks after releasing a draft permit. This action was anticipated by the Company and the Company believes it will ultimately receive the required air quality permit.

Rosemont Project

Permitting and Environmental Impact Statement (“EIS”)

The EIS process is managed by the USFS. The ROD will be issued by the USFS and Bureau of Land Management for mining activities on public land and by the Army Corps of Engineers for mining activities within jurisdictional waters of the United States. On October 13, 2011, the USFS published the DEIS (www.fs.fed.us/r3/coronado/rosemont) for public comment.

The Company continues working on completing the necessary work to obtain the following permits:

  The Aquifer Protection Permit when issued by the Arizona Department of Environmental Quality will establish the operating standards and controls so that operations do not degrade groundwater;

  The Air Permit when issued by the Pima County Department of Environmental Quality will establish the standards for air quality and emissions control for mining operations (discussed below);

  The Certificate of Environmental Compliance Process managed by the Arizona Corporation Commission. The ultimate power route will be determined by the Commission and the permit will be issued to Tucson Electric Power. The timing for this process has been set so the Right of Way (below) will be the one approved for use by the Commission; and

  The State Land Department Right of Way valuation and approval process will provide a route to get water and power to Rosemont.

On September 30, 2011, the Control Officer of the AQCD issued a denial of the Rosemont air permit application just weeks after releasing a draft permit. The Company filed a Notice of Intent to sue AQCD on June 23, 2011 and AQCD provided a draft permit for public comment, two days before the deadline to respond to Rosemont's notice. The draft permit was written by the AQCD with enforceable conditions that demonstrated compliance with all applicable regulations as a minor source. On September 2, 2011, Rosemont filed a lawsuit to compel the AQCD to

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

take action on the permit application following the timelines as stipulated in the law. One day before the court deadline for the AQCD to respond to the Augusta’s filing of the lawsuit, the AQCD issued a permit denial, reversing its prior determination that Rosemont qualified as a minor source. The Company believes this decision is inconsistent with current laws and AQCD’s prior permitting decisions.

The Company believes the AQCD cannot arbitrarily pick and choose from the regulatory timeframes and laws to enforce. The Company believes that if AQCD were complying with the regulatory timeframes and laws, the air permit should have already been issued. The Company intends to continue to pursue all of its legal remedies and to hold AQCD accountable for not following the regulatory timeframes and rules. The Company believes that this matter will be resolved expeditiously.

Engineering and Ongoing Support Activities

The Company continued with the engineering phase of the Rosemont project in the third quarter of 2011. Detailed engineering work has been adjusted to match the revised construction schedule. Since the commencement of permitting activities, the Company has maintained an active community relations program which includes maximizing the economic benefits to the Rosemont region. The program includes support of local and regional activities and maintaining a community outreach program. During the nine months ended September 30, 2011 the Company has added a number of technical and operating personnel to its project team as the Company prepares for construction in 2012.

As at September 30, 2011 and December 31, 2010, Augusta’s capitalized costs on the Rosemont project were as follows:

Mineral Properties

As at January 1, 2010	$26,670,935
Sale of interest	(1,057,978)
Acquisition costs	63,991
Capitalized interest	16,913
As at December 31, 2010	$25,693,861

As at December 31, 2010	$25,693,861
Sale of interest	(1,102,066)
Acquisition costs	33,400
As at September 30, 2011	$24,625,195

Development Costs

Development costs consist of:
As at January 1, 2010	$48,844,541
Permitting, engineering and on-going support activities	31,298,677
Sale of interest	(2,802,972)
Capitalized loan interest and financing charges	4,782,613
Capitalized stock-based compensation expense	1,406,137
As at December 31, 2010	$83,528,996

As at December 31, 2010	$83,528,996
Permitting, engineering and on-going support activities	19,274,777
Sale of interest	(3,503,223)
Capitalized loan interest and financing charges	3,059,326
Capitalized stock-based compensation expense	3,201,000
As at September 30, 2011	$105,560,876

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

During the nine months ended September 30, 2011, the Company made deposits on long lead equipment totalling $16.60 million (December 31, 2010 - $26.61 million).

Financing

During the three months ended September 30, 2011, the Company received proceeds of $0.69 million (Cdn$0.66 million) from the exercise of 243,000 stock options at an average exercise price of $2.83 (Cdn$2.70) . Year-to-date, the Company received proceeds of $24.95 million (Cdn$24.48 million) from the exercise of 1,535,230 stock options at an average exercise price of $2.18 (Cdn$2.09) and 5,452,795 share purchase warrants at an exercise price of $3.96 (Cdn$3.90) .

Results of Operations

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
EXPENSES
Salaries and benefits	$458,270	$301,670	$1,480,973	$1,242,551
Stock-based compensation	850,016	232,058	2,848,078	924,882
Exploration and project investigation	387,618	-	1,044,297	-
Legal, accounting and audit	103,954	806,076	666,726	1,121,070
Travel	53,980	20,404	152,714	108,705
Consulting	9,765	57,837	50,762	78,011
Filing and regulatory fees	68,024	20,064	223,578	98,559
Recruiting fees	18,519	27,372	23,268	55,500
Office and administration	108,352	37,733	218,764	166,692
Rent	55,878	57,782	165,131	130,416
Investor relations	43,222	35,659	91,659	93,851
Directors' fees	45,913	32,263	149,898	94,867
Insurance	84,519	45,180	201,248	125,644
Membership and conferences	2,058	607	8,353	9,576
Amortization	64,718	47,269	180,276	128,125
Fiscal and advisory services	4,191	4,473	13,912	11,584
Loss from operations	(2,358,997)	(1,726,447)	(7,519,637)	(4,390,033)
Interest and other income/expenses	239,247	115,641	655,093	456,296
Other expenses	(45,065)	(162,269)	(458,188)	(576,106)
Gains (losses) on shares and warrants	1,841,198	(4,868,686)	2,447,501	(2,891,058)
Foreign exchange (losses) gains	(584,761)	587,700	(40,941)	262,985
Interest and finance charges	(3,249)	(3,113)	(11,314)	(11,063)
Gain on sale of interest	2,444,549	-	23,602,763	-
Net profit (loss) before taxes	1,532,922	(6,057,174)	18,675,277	(7,148,979)
Deferred income tax expense	(577,321)	-	(2,728,203)	-
Net comprehensive profit (loss) for the period	$955,601	$(6,057,174)	$15,947,074	$(7,148,979)

For the three months ended September 30, 2011, the Company reported a $0.96 million net comprehensive profit or $0.01 diluted earnings per share compared to a $6.06 million net comprehensive loss or $0.05 loss per share for the same period in 2010. The $7.02 million increase in comprehensive profit was due primarily to a $1.87 million after-tax gain from the sale of a 0.44% interest in the Rosemont joint venture and a favorable change in the fair value of Canadian dollar denominated share purchase warrants. This was partially offset by a $1.17 million negative swing to a foreign exchange loss and higher operating expenses.

For the nine months ended September 30, 2011, the Company reported a $15.95 million net comprehensive profit or $0.11 diluted earnings per share compared to a $7.15 million net comprehensive loss or $0.06 loss per share for the same period in 2010. The $23.10 million increase in comprehensive profit was due primarily to a $20.87 million after-tax gain on the sale of a 3.85% interest in the Rosemont joint venture and a favorable change in the fair value of Canadian dollar denominated share purchase warrants. These gains were partially offset by increases in stock-

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

based compensation expense of $1.92 million, $1.04 million in project investigation costs and foreign exchange losses of $0.30 million.

Other Significant Variances

Salaries and benefits increased $0.16 million to $0.46 million for the third quarter compared to $0.30 million for the same period in 2010. The increase was due to costs associated with the hiring of additional personnel in the second half of 2010 and a higher allocation of salaries and benefits based on activity levels of the Company compared to the same period in 2010. Year-to-date, salaries and benefits increased $0.24 million over the same period in 2010.

Stock-based compensation costs increased $0.62 million to $0.85 million for the third quarter compared to $0.23 million for the same period in 2010. The increase was due to the amortization of the fair value of a comprehensive grant of stock options in the first quarter of 2011 compared to none for the same period in 2010. Year-to-date, stock-based compensation costs increased $1.92 million due to the same explanation as above.

Exploration and project investigation consist of exploration on existing mineral property and new project investigation costs which totaled $0.39 million for the third quarter compared to $nil for the same period in 2010. Year-to-date, project investigation costs totaled $1.04 million.

Legal, accounting and audit costs decreased $0.70 million to $0.10 million for the third quarter compared to $0.81 million for the same period in 2010. The decrease was due to legal fees incurred on business development activities in the third quarter of 2010 compared to none for the third quarter of 2011.

Quarterly Results

	Interest and Other Income	Net Comprehensive Profit (Loss)	Basic Earnings (Loss) Per Share	Diluted Earnings (Loss) Per Share
Q3 2011	$ 239,247	$ 955,601	$ 0.01	$ 0.01
Q2 2011	159,012	7,295,459	0.05	0.05
Q1 2011	256,854	7,696,014	0.06	0.05
Q4 2010 (1)	213,422	(1,193,358)	(0.01)	(0.01)
Q3 2010	115,641	(6,057,174)	(0.05)	(0.05)
Q2 2010	141,484	(808,369)	(0.01)	(0.01)
Q1 2010	199,171	(283,436)	0.00	0.00
Q4 2009 (1)	62,673	(2,139,179)	(0.02)	(0.02)

(1)	Information for fourth quarter 2009 and 2010 are presented in accordance with Canadian GAAP and has not been restated in accordance with IFRS.

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, volatility in share price affecting the fair value of share purchase warrants, the gain from sale of the Company’s interest in Rosemont and foreign exchange gains or losses related to the Company’s holding of Canadian dollar denominated working capital items. Since the Rosemont project is not yet in production, the Company believes that its losses and loss per share is not a primary concern to investors in the Company.

Liquidity and Capital Resources

The Company’s cash position decreased $6.06 million in the third quarter to $43.88 million from $49.94 million at June 30, 2011. The cash position includes $0.57 million (December 31, 2010 - $6.15 million) which represents our share of the cash held in the Rosemont joint venture. Working capital deficiency was $3.13 million at September

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

30, 2011 compared to a $2.63 million working capital at the end of the second quarter and a $17.79 million working capital at the beginning of the year. The working capital deficiency at the end of the third quarter was due primarily to the use of cash for Rosemont permitting and deposits for long lead equipment. Also included in the September 30, 2011 working capital was $1.23 million (June 30, 2011 - $3.26 million; December 31, 2010 - $9.49 million) relating to the fair value of share purchase warrants issued with a Canadian dollar exercise price. Changes to the fair value of the warrants are reported in the statement of comprehensive profit or loss and will result in volatility in the Company’s working capital and profit or loss until the warrants are either exercised or allowed to lapse.

During the third quarter the Company’s Rosemont joint venture partner, United Copper & Moly LLC (“UCM”) made cash contributions totaling $3.84 million and earned an additional 0.44% interest (Cumulative to date – 7.96% interest) in the joint venture. UCM has now completed their commitment to fund the first tranche of up to $70 million of pre-construction costs in accordance with the Earn-In Agreement. UCM will commence funding the $106 million Tranche 2 commitment to fund construction costs once all of the material permits to start mine construction have been received.

The Company used $0.92 million (YTD - $5.53 million) of cash in operating activities during the third quarter compared to $1.47 million (YTD - $3.99 million) used during the same period in 2010. The $0.55 million decrease in cash used in operating activities was due primarily to higher professional fees incurred in the third quarter of 2010 compared to $nil spent in this quarter. The Company generated $2.59 million (YTD - $56.36 million) in cash from financing activities for the third quarter consisting of $0.69 million (YTD - $3.35 million) from the exercise of stock options and $1.91 million (YTD - $31.41 million) for the Company’s share of UCM’s cash contribution into Rosemont. Cash used in investing activities totaled $7.07 million (YTD - $38.14 million) for the third quarter primarily for deposits on long-lead equipment of $2.82 million (YTD - $17.27 million) and $4.35 million (YTD -$21.08 million) on permitting, engineering and ongoing support activities.

The Company has an off-balance sheet arrangement with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Company has agreed to sell to Silver Wheaton all of its silver and gold ounces produced at the lower of $3.90 per ounce of silver and $450 per ounce of gold delivered, or prevailing market price, in exchange for deposits of $230 million, which will be drawn upon the issuance of the major project permits and the arrangement of project financing. The deposits will be used to fund construction at Rosemont. In addition, there are contracts in place for the purchase of long-lead equipment.

The Company does not expect to generate any significant revenue from its operations until Rosemont commences commercial production.

During the third quarter UCM completed its $70 million commitment to fund Rosemont’s permitting costs. This was part of the $176 million equity earn-in investment by UCM in the Rosemont joint venture. The Company is currently in negotiations with its joint venture partner on funding Rosemont’s ongoing permitting and operating costs.

The Company adjusted its planned 2011 capital expenditures program in accordance with the revised ROD schedule. Project financing for the construction of Rosemont is expected to be in place before the end of the first half of 2012. The Company will continue to monitor its cash flows and operate in a manner to preserve cash until the Company secures its final project financing.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

On January 1, 2011, the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRSs, IASs, and interpretations.

As previously discussed in the Company’s MD&A for the year ended December 31, 2010, the Company implemented its conversion from Canadian GAAP to IFRS through a transition plan that involves the following four phases: scoping and planning (“phase 1”); detailed assessment (“phase 2”); operations implementation (“phase 3”); and post implementation (“phase 4”). Phases 1, 2 and 3 were carried out in 2009 and 2010 and phase 4, which

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

involves the maintenance of sustainable IFRS compliant data and processes for fiscal year 2011 and beyond, will be carried out throughout 2011. Management does not anticipate any significant issues with completing phase 4 of its transition plan.

The IASB continues to amend and add to its current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS consolidated financial statements for the year ended December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company’s interim consolidated financial statements as at and for the three and nine months ended September 30, 2011. The Company has prepared its September 30, 2011 interim consolidated financial statements in accordance with IAS 34, Interim Financial Reporting.

The interim consolidated financial statements for the three and nine months ended September 30, 2011 were prepared in accordance with IAS 34. In addition, the interim consolidated financial statements for the three month period ended March 31, 2011 contain certain incremental annual IFRS disclosures not included in the annual financial statements for the year ended December 31, 2010 which were prepared in accordance with previous Canadian GAAP. Accordingly, these interim consolidated financial statements for the three and nine months ended September 30, 2011 should be read together with the annual consolidated financial statements for the year ended December 31, 2010 prepared in accordance with previous Canadian GAAP and the interim consolidated financial statements for the three month period ended March 31, 2011.

The following table summarizes the impact the transition to IFRS had on the Company’s selected financial information for the three and nine months ended September 30, 2010:

Three months ended September 30, 2010

		Capitalized
		Exploration				Marked-to-
		and	Change in		Capitalized	Market
	Canadian	Evaluation	Functional	Stock-based	Interest	Valuation
	GAAP	Costs	Currency	Compensation	and Other	of Warrants	IFRS
Net Comprehensive
Loss for the Period	$(1,094,003)	$-	$-	$10,988	$-	$(4,974,159)	$(6,057,174)
Total Assets	201,571,216	(21,448,188)	10,863,409	304,791	527,455	-	191,818,683
Total Liabilities	51,746,920	-	-	-	348,864	8,349,502	60,445,286
Shareholders' Equity	149,824,296	(21,448,188)	10,863,409	304,791	178,591	(8,349,502)	131,373,397
Basic Loss Per Share	$(0.01)	$-	$-	$-	$-	$-	$(0.05)

Nine months ended September 30, 2010

		Capitalized
		Exploration				Marked-to-
		and	Change in		Capitalized	Market
	Canadian	Evaluation	Functional	Stock-based	Interest and	Valuation of
	GAAP	Costs	Currency	Compensation	Other	Warrants	IFRS
Net Comprehensive Loss
for the Period	$(4,245,822)	$-	$-	$63,321	$36,265	$(3,002,743)	$(7,148,979)
Total Assets	201,571,216	(21,448,188)	10,863,409	304,791	527,455	-	191,818,683
Total Liabilities	51,746,920	-	-	-	348,864	8,349,502	60,445,286
Shareholders' Equity	149,824,296	(21,448,188)	10,863,409	304,791	178,591	(8,349,502)	131,373,397
Basic Loss Per Share	$(0.04)	$-	$-	$-		$-	$(0.06)

a)

The Company applied IFRS 2, share-based payments on all share-based payments. Under Canadian GAAP, the Company valued each grant using the Black-Scholes option pricing model and amortized the total cost over the vesting period. Per IFRS 2, the Company has adjusted its policy and is accounting for each vesting period as a separate grant, which resulted in changing the amortization schedules. Further, under Canadian GAAP, forfeitures were recorded as they occur; however, under IFRS, expected forfeitures are estimated and

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

recorded. Estimated forfeitures are trued-up to actual forfeitures at each reporting period. As a result, the amounts recorded in reserves for share-based payments as at September 30, 2010 have been increased by $971,021.

For the three and nine months ended September 30, 2010, the amounts credited to stock-based compensation were $10,988 and $63,321, respectively.

b)

In accordance with IAS 32, share purchase warrants with an exercise price denominated in a currency other than the issuer’s functional currency are considered a derivative instrument and classified as a liability. Warrants are fair valued at each balance sheet date with the corresponding change in value reported in statement of comprehensive profit and loss.

For the three and nine months ended September 30, 2010, the amounts charged to gains (losses) on warrants and shares were losses of $(4,974,159) and $(3,002,743), respectively, with a corresponding increase to deficit.

c)

In accordance with IFRS 6, the Company has elected to expense all exploration costs incurred prior to the determination of the commercial viability of its exploration and evaluation projects. These amounts were previously capitalized under Canadian GAAP and have been re-classified to deficit in the periods presented. The total amount re-classified was $21,448,188 at September 30, 2010.

d)

In accordance with IAS 21, each entity determines its functional currency. The entity which holds the Rosemont project had previously been Canadian dollar functional currency has changed its functional currency to U.S. dollars. As a result, the carrying value of the Rosemont’s non-current assets increased $10,863,409 with a corresponding credit to accumulated other comprehensive income.

e)

IAS 23 requires that borrowing costs be capitalized if they are directly attributable to the acquisition, development or construction of a qualifying asset. A portion of the borrowing costs with respect to the Sumitomo loan had previously been expensed under Canadian GAAP had been capitalized to development costs under IFRS with a corresponding credit to deficit.

For the three and nine months ended September 30, 2010, the amounts credited to interest and financing charges were $nil and $36,265, respectively.

Outlook on Future Earnings

Under IFRS, future net profits and losses will be impacted by changes to the fair value to the Company’s share purchase warrants that have an exercise price denominated in Canadian dollars. Changes in the fair value of the share purchase warrants are primarily influenced by the Company’s share price, the volatility of the share price and the Canadian to US dollar exchange rate. Increases in any of these factors will increase the fair value of the share purchase warrants and result in an additional non-cash expense to the Company in future periods. In addition, these changes in the valuation of the share purchase warrants will create a permanent difference for tax purposes and may result in significant volatility to the Company’s effective tax rate.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

COMMITMENTS

As at September 30, 2011, the Company has the following known commitments and contractual obligations:

	September 30,	December 31,
(in thousands)	2011	2010
Operating leases
Within one year	$82	$174
After one year but no more than five years	186	202
	268	376
Deposits on long-lead equipment
Within one year	1,756	50,978
After one year but no more than three years	63,194	61,461
	64,950	112,439
Land purchases
Within one year	-	360
Total	$65,218	$113,175

Outlook

The main focus for the remainder of 2011 will be to continue with the detailed engineering, including earthwork, civil and structural design. Ongoing discussions with vendors are being held with respect to transportation storage, off-loading facilities and smelters for the copper and molybdenum concentrates as well as freight being delivered during the construction phase of the project.

In the fourth quarter, the Company will be:

  preparing for a hearing with the Pima County Hearing Board with the goal of overturning the decision by AQCD to deny the Company’s air permit application;
  reviewing the DEIS that was published on October 13, 2011 and the impact that the various alternatives will have to the current mine plan; and
  preparing for the six public hearings to be held in the local Tucson and Pima County area, with the first meeting to be held on November 12, 2011 and the last meeting scheduled for January 12, 2012.

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue in 2011 to promote the economic benefits and the Company’s plans on alleviating the impact of mining activities to the environment.

The Company continues with its project financing activities in the fourth quarter with the goal of securing project debt in the first half of 2012. A decision will also be made in early 2012 on whether to retire or replace the existing Red Kite loan.

The Company has updated its forecast expenditures for 2011 of approximately $75.0 million which was based on the revised ROD schedule. Planned expenditures for the remainder of 2011 will be approximately $19.3 million, which includes $1.6 million for engineering, $4.0 million for environmental impact study and permitting, $6.1 million for deposits on long-lead equipment, $4.9 million for ongoing operations and support activities, $1.6 million for capital purchases and $1.1 million for ranch operations, new projects and general and administrative expenses. Included in the forecast for ongoing operations and support is the hiring of additional project and operations personnel as the Company gears up for the start of construction in 2012.

Forecast expenditures to the end of the fourth quarter will be funded from its cash reserves. However, unplanned expenditures or delays in the permitting process may require the Company to raise additional funds from equity or debt to cover its share. Unforeseen market events and conditions could impede access to capital or increase the

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

cost of capital. These events could have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements and hence, there is no assurance that these initiatives will be successful.

Transactions with Related Parties

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “related companies”). As at September 30, 2011 and December 31, 2010, included in due from related parties was $0.01 million due from related companies.

On July 1, 2010, the Company and the related companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Each company holds an equal share in ManCo. For the three and nine months ended September 30, 2011, ManCo charged the Company $0.40 million and $0.85 million, respectively (three and nine months ended September 30, 2010 - $0.16 million) for its share of salaries, rent and other administrative expenses.

Included in accounts payable as at September 30, 2011 was $0.04 million (December 31, 2010 - $0.07 million receivable) owing to an officer and other companies related to the officer for reimbursement of expenses.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2011 and 2010 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Salaries and benefits	$534,163	$446,556	$1,607,005	$1,337,743
Stock-based compensation	1,041,230	261,028	3,318,487	726,770
	$1,575,393	$707,584	$4,925,492	$2,064,513

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Outstanding Share Data

The following table summarizes the outstanding share information as at November 4, 2011.

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Issued and outstanding common shares	143,160,392	$-
Restricted share units	275,002	-
Incentive stock options	6,668,504	3.10
Share purchase warrants	1,791,700	$3.90
	151,895,598

Critical Accounting Estimates

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, development costs and the determination of the fair value of stock-based compensation and warrants issued with strike price that is denominated in a currency other than the issuer’s functional currency. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

Mineral Properties and Development Costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceed the recoverable amount.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable resources are expensed as incurred.

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances might indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

Stock-based Compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. The fair value method of accounting is used for stock-based awards. Under this method, stock options and restricted share units are recorded at their estimated fair value on the grant date and are charged either to earnings or capitalized to development costs over the vesting period with a corresponding credit to reserves. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted shares are issued from treasury at date on the grant and are fair valued at the date of grant. The fair value is charged to either earnings or capitalized over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award.

Financial Instruments

The Company may issue share purchase warrants with a Canadian dollar strike price to subscribers pursuant to debt or equity financings by the Company. Share purchase warrants are initially recorded at its estimated fair value on the date of issue and charged to either share issue costs on an equity issue or netted against the proceeds from a debt issue with a corresponding credit to warrants liability only if the underlying strike price is denominated in a currency that is not the same as the functional currency of the issuer. The share purchase warrants are fair valued at each balance sheet date and any changes to the fair value are charged or credited to the statement of comprehensive profit or loss. On the date of exercise, the warrants are fair valued and transferred from warrants liability to share capital.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with participation of its Chief Executive Officer and Senior Vice-President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on this assessment, the Chief Executive Officer and Senior Vice-President and Chief Financial Officer have concluded that as of the end of the period covered under this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Senior Vice-President and Chief

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. However, due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

The financial reporting changes that resulted from the application of IFRS accounting policies were implemented during the three months and nine months ended September 30, 2011 has not materially affected, or is not reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company and its current and future business and financial condition are subject to various risks and uncertainties due to the nature of the business and the present stage of development of the Rosemont project. Certain of these risks and uncertainties are set out below and under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2010 which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Augusta will require additional capital to fund future business plans.

As of September 30, 2011, Augusta had a working capital deficiency of $3.13 million, including $43.91 million of debt that will mature on April 23, 2012. A decision will be made in early 2012 on whether to retire or replace the existing debt. Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production. Augusta will require project financing to be in place in the first half of 2012 as the Company anticipates the ROD will be issued in 2012 and the Company prepares for construction at Rosemont. Augusta may raise additional capital through debt or equity financing, and possibly production sharing arrangements or other means. Recent upheavals in the financial markets worldwide could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta could lose its only material property upon an event of default under the loan agreement with Red Kite.

The Company’s obligations under the Red Kite Loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default in which the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Price volatility - copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, its financial results, and its exploration, development and mining activities, if any, may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and general economic conditions throughout the world. Metal prices fluctuate in response to these and many factors that cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in permanently closing a property.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-down of Augusta’s investment in Rosemont and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Insurance risk.

The Company’s insurance will not cover all the potential risks associated with mining operations such as environmental pollution and other hazards as a result of production which may not be insured against or which the Company does not elect to insure against due to high insurance premiums. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on its financial condition and results of operations.

Title to Augusta’s properties may be subject to other claims.

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, control or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2011

that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests can be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect Augusta’s business and planned operations.

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.